--------------------------

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

PVF CAPITAL CORP

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(Name of Issuer)

COMMON SHARES

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(Title of Class of Securities)

693654105

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(CUSIP Number)

RICHARD BARONE

C/O ANCORA CAPITAL INC

ONE CHAGRIN HIGHLANDS

2000 AUBURN DRIVE, SUITE 300

CLEVELAND, OHIO 44122

(216) 825-4000

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

FEBRUARY 21, 2007

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.


SCHEDULE 13D

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CUSIP NO. 693654105

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA CAPITAL, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

0

SHARES

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

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14

TYPE OF REPORTING PERSON*

HC

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

SCHEDULE 13D

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CUSIP NO. 693654105

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA SECURITIES, INC.

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

10,962

SHARES

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

10,962

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10

SHARED DISPOSITIVE POWER

 470,111

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

481,073

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.23%

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14

TYPE OF REPORTING PERSON*

BD

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

SCHEDULE 13D

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CUSIP NO. 693654105

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA ADVISORS, LLC

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

SHARES

145,941

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

145,941

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

145,941

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.89%

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14

TYPE OF REPORTING PERSON*

IA

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

SCHEDULE 13D

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CUSIP NO. 693654105

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Richard A. Barone

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

25,000

SHARES

BENEFICIALLY

-----------------------------------------------------

OWNED BY

8

SHARED VOTING POWER

EACH

REPORTING

-----------------------------------------------------

PERSON

9

SOLE DISPOSITIVE POWER

WITH

25,000

-----------------------------------------------------

10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.32%

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14

TYPE OF REPORTING PERSON*

IN

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Item 1.

Security and Issuer

      This statement relates to the shares of Common Stock of PVF Capital Corp. The address of the issuer is 30000 Aurora Road, Solon, OH 44139

Item 2.

Identity and Background

This statement is filed on behalf of all persons and entities (the Reporting Persons), herein referred to as Mr. Barone and the “Ancora Entities”

Participants in the Ancora Entities include Ancora Capital, an entity incorporated under the laws of the state of Ohio; Ancora Securities Inc, the main subsidiary of Ancora Capital incorporated in the state of Nevada; Ancora Advisors LLC, a Nevada limited liability company; Ancora Trust, the master trust for the Ancora Mutual Funds; Ancora Foundation, a private foundation incorporated in the state of Ohio; Merlin Partners, an investment limited partnership registered in Delaware; various owners and employees of the aforementioned entities. The Ancora Group is located at One Chagrin Highlands, 2000 Auburn Drive, Suite 300, Cleveland, Ohio 44122.

Ancora Securities Inc is registered as a broker/dealer with Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). Ancora Advisors LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. The Ancora Trust, which includes Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, Ancora Homeland Security Fund and Ancora Bancshares, are registered with the SEC as investment companies under the Investment Company Act, as amended. Mr. Richard Barone is the controlling shareholder of Ancora Capital, controls 31% of Ancora Advisors, owns approximately 15% of Merlin Partners, and is Chairman of and has an ownership interest in the various Ancora Funds.

Ancora Advisors LLC has the power to dispose of the shares owned by the investment clients, for which it acts as advisor, including Merlin Partners, for which it is also the General Partner, and the Ancora Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Ancora Securities Inc acts as the agent for its various clients and has neither the power to vote nor the power to dispose of the shares. Ancora Securities disclaims beneficial ownership of such shares.

All entities named herein (Ancora Group) each disclaim membership in a Group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated thereunder.

During the last five years none of the Reporting Persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Barone is a U.S. citizen and maintains the right to claim dual citizenship with the Republic of Italy. Mr. Barone serves on the Board of Directors in various capacities for the both public and private corporations and foundations.  During the past 20 years Mr. Barone has had notable success in the financial industry including substantial ownership of financial institutions and hands-on management of financial entities.

Item 3.

Source and Amount of Funds or Other Consideration

Ancora Securities owns no Shares directly but Ancora Securities may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) shares purchased for or transferred to the accounts of investment clients.  Ancora Securities disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Advisors or other Ancora entities.

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients.  Ancora Advisors disclaims beneficial ownership of such Shares and any shares beneficially owned by Ancora Securities other Ancora entities.

Merlin Partners, Ancora Funds, Employees of Ancora and Owners of Ancora, including Mr. Barone, have used available and uncommitted cash to purchase shares of the Issuer.

   All shares acquired by individuals been purchased with personal funds.

Item 4.

Purpose of Transaction

In recent months, Mr. Barone and the Ancora Entities have purchased shares and reserve the right to acquire or dispose of shares of the Company as the consider advisable, and may determine to acquire a significant amount of additional shares in the future and may decide to take other action to change the course of the Company.

In recent weeks, Mr. Barone and the Ancora Entities have acquired knowledge that a client, Mr. Umberto Fedeli has met and corresponded with management and directors of the Company for the purpose of suggesting ways to improve the Company’s business.  Both Mr. Fedeli and Mr. Barone note that in recent years, the Company has a poor record of performance when compared to its peers in the Northern Ohio market.  In particular, they are concerned about the drop in the Company’s return on equity, return on assets and the decline in the Company’s Efficiency Ratio, all key measurements of a bank’s operating performance.

In addition, the Company’s expenses have risen significantly while prospects for the Company’s traditional real estate, commercial and home mortgages are bleak.  The Ancora Entities know that Mr. Fedeli has communicated these concerns to management and the directors.  He has suggested numerous ways to expand the Company’s business, has sought and offered the advice and assistance of banking leaders in the community, and has attempted to work with the Company’s management, all to no avail.

Mr. Barone and Mr. Fedeli believe that if the suggested changes are made, shareholder value will be substantially enhanced.

Item 5.

Interest in Securities of the Issuer

Set forth below Mr. Barone and the other entities named herein, in the aggregate, is the number of Shares which may be deemed to be beneficially owned as of February 20, 2007, and the percentage of the Shares outstanding represented by such ownership (based on 7,727,928 shares outstanding as of February 2, 2007):

Name:

No. of Shares

Percent of Class

Ancora Advisors(1)

145,941

1.89%

Ancora Securities(2)

481,073

6.23%

Richard Barone (3)

25,000

0.32%

Total

652,014

8.44%

(1) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly but, by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own 944,500 Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.

(2) These Shares are owned by investment clients of Ancora Securities who may be deemed to beneficially own these Shares by reason of their power to dispose of such Shares. Ancora Securities disclaims beneficial ownership of all such Shares.

Mr. Umberto Fedeli (an Ancora Securities client) owns 465,000 shares (6.02%) and will file a separate Schedule 13D to report his ownership interest in these shares.  Mr. Fedeli has sole voting power and shared dispositive power over shares he owns.

(3) These shares are owned by Richard Barone.

Item 6.

Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.

Material to be Filed as Exhibits

Exhibit A: “Relevant Transactions in Shares” in the past 60 days.

Exhibit B: Joint Filing Agreement by and among Ancora Capital, Inc., Ancora Securities, Inc., Ancora Advisors, LLC, Richard Barone and dated February 21, 2007.

 Signatures

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:

February 21, 2007

ANCORA CAPITAL, INC.

By:/s/ Christopher Barone

      Christopher Barone

President

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Richard A. Barone

    Richard A. Barone

    Chairman and Portfolio Manager

/s/ Richard A. Barone

RICHARD A. BARONE

EXHIBIT A

PVF CAPITAL CORP (PVFC)

SECURITY CROSS REFERENCE

Purchases

Date	Quantity	Price
12/21/2006	180	10.38
12/21/2006	4,820	10.25
12/22/2006	2,500	10.39
12/26/2006	500	10.23
12/26/2006	500	10.24
12/26/2006	1,400	10.25
12/27/2006	1,100	10.30
12/28/2006	1,000	10.2899
12/29/2006	30,000	10.43285
1/3/2007	1,000	10.50
1/8/2007	1,920	10.60
1/8/2007	100	10.59
1/8/2007	100	10.58
1/8/2007	500	10.57
1/8/2007	30	10.77
1/8/2007	252	10.75
1/8/2007	100	10.71
1/8/2007	100	10.66
1/8/2007	500	10.62
1/10/2007	137	10.55
1/10/2007	1,000	10.57
1/16/2007	41	10.69
1/16/2007	400	10.60
1/16/2007	100	10.58
1/16/2007	200	10.52
1/16/2007	4,296	10.50
1/16/2007	100	10.47
1/16/2007	964	10.44
1/16/2007	100	10.43
1/16/2007	501	10.42
1/16/2007	99	10.40
1/16/2007	999	10.35
1/16/2007	1,110	10.25
1/17/2007	5,000	10.60779
1/18/2007	17,000	10.62848
1/22/2007	11,000	10.68785
1/23/2007	6,000	10.75817
1/23/2007	700	10.80
1/23/2007	200	10.79
1/23/2007	100	10.78
1/24/2007	1,000	10.738
1/25/2007	2,000	10.84996
1/25/2007	100	10.80
1/25/2007	200	10.74
1/26/2007	7,200	10.80
2/1/2007	700	10.80
2/5/2007	800	10.80
2/6/2007	231	10.78
2/8/2007	24	10.80
2/9/2007	23	10.80
2/12/2007	8,000	10.79999
2/12/2007	1,222	10.80
2/14/2007	1,731	10.80
2/15/2007	14,000	10.84357
2/20/2007	500	10.9405
	134,380

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated February ___, 2007 (including amendments thereto) with respect to the Common Stock of PVF Capital Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:

February 21, 2007

ANCORA CAPITAL, INC.

By:/s/ Christopher Barone

      Christopher Barone

President

ANCORA SECURITIES, INC.

By: /s/ Christopher Barone

       Christopher Barone

       President

ANCORA ADVISORS, LLC

By: /s/ Richard A. Barone

    Richard A. Barone

    Chairman and Portfolio Manager

/s/ Richard A. Barone

RICHARD A. BARONE